SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 12, 2008 with the report for the nine-month period ended on March 31, 2008 and March 31, 2007, filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 12, 2008, the Company filed the report for the nine-month period ended on March 31, 2008 and March 31, 2007, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such nine-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

March 31, 2008 and 2007

1. Period Results

(nine-month period ended on March 31, 2008 and 2007)

	In thousands of Ps.
	03/31/08	03/31/07
Ordinary	22,879	113,850
Extraordinary	—	—
Period Profit	22,879	113,850

2. Net Worth Composition

Subscribed Capital	578,676	453,557
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	793,123	675,570
Legal Reserve	29,631	24,276
Reserve for new projects	193,486	91,744
Retained Earnings	22,879	113,850

Total Net Worth	1,892,182	1,633,384

In accordance with Article o), Section 63 of the above referred rules, the Company informs that as of the end of the financial statements, the authorized capital of the Company is Ps.578,676,460. Its share composition is divided into 578,676,460 of registered common shares face value Ps. 1 each, and with one vote each, which are not held by controlling shareholders or groups.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. with 199,312,028 shares, which represent 34.4% of the issued and outstanding capital.

As of March 31, 2008, without taking into account Cresud´s holding, the amount of 379,364,432 common stock of face value Ps. 1 each and with right to 1 vote each are held by the rest of the shareholders. Such amount of shares represents 65.6% of the issued authorized outstanding capital.

As of March 31, 2008, there are no outstanding warrants or Convertible Notes to acquire the Company’s shares.

Below is an outline of the highlights of this period:

•

Operating results reached Ps. 223.7 million for the nine-month period ended on March 31, 2008, 40% above those obtained in the same period of the previous fiscal year. Incomes increased 59% amounting to Ps. 828.5 million. Operating results of the Sales and Developments, Offices and Shopping Centers segments increased faster than their income.

•

The net result was of Ps. 22,9 million in comparison with Ps. 113,9 million of March, 2007, due to lower financial results and loss in the Company´s equity interest in Banco Hipotecario, which can be attributable to the valuation of long term public bonds at market value. Business indicators and Banco Hipotecario´s operating results show an improvement year after year.

•

Shopping Center segment: occupancy rate in the Company’s shopping centers is still high, amounting 98.5%. Incomes increased 27% in respect of the same period of the previous fiscal year. The Company continues the development of its Panamerican Mall S.A. project and have filed blueprints for its approval in relation to its project in Neuquén.

•

Offices segment: occupancy rate is still high (98.3%), and the monthly rent value per squared meter of the Company’s portfolio increased between December, 2007 and the end of March, 2008, from US$ 19 to US$ 22, as a result of the adjustment of the contracts. On April 28, 2008, the Company have exercised its purchase option for the “Edificio República” building for US$ 70.3 million, which increases the Company’s premium offices leasable surface in approximately 20,000 squared meters. Regarding new works, the Company estimates to complete the works in “Dique IV” towards December, 2008.

•

Sales and Developments segment: The “Horizons” project in the city of Vicente López, the first of the Company’s partnership with Cyrela in the local market, was launched. The launching was a success, given that the totality of the units have been reserved and there is a waiting list to be considered in case the reservations are revoked.

•

Sales and Developments segment: Incomes increased because of the sales completed in the 9 months, corresponding to the 29.9% of the “Edificio La Nación” building, the rights over the “Torre Renoir II” project and the granting of preliminary sale contracts for units sold in “Renoir I” and the “Abril” project.

•

“Solares de Santa María”: The Company will continue to take the necessary steps oriented to the launching of the project, which was approved by the head of the Executive Branch of the City of Buenos Aires on November, 2007, and judicially questioned.

•	Hotels segment: The average occupancy rate for the 9 months remained above 75% in spite of the average increase of the tariff per room from Ps. 481 to Ps. 619.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 19, 2008